Exhibit 2.2

EXECUTION VERSION

VOTING AGREEMENT

AGREEMENT (this “Agreement”), dated as of May 23, 2015, by and between Time Warner Cable Inc., a Delaware corporation (the “Company”) and Liberty Broadband Corporation, a Delaware corporation (the “Stockholder”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Charter Communications, Inc., a Delaware corporation (“Parent”), CCH I, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“New Charter”), Nina Corporation I, Inc., a Delaware corporation (“Merger Subsidiary One”), Nina Company II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”) and Nina Company III, LLC, a Delaware limited liability company and wholly owned direct subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”), are entering into an Agreement and Plan of Mergers (as amended or modified from time to time, the “Mergers Agreement”) pursuant to which (a) Merger Subsidiary One will be merged with and into the Company, with the Company continuing as the surviving corporation (the “First Company Merger”), (b) immediately following consummation of the First Company Merger, the Company will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two as the surviving entity (the “Second Company Merger”) and (c) immediately following consummation of the Second Company Merger, Parent will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three as the surviving entity and a wholly owned subsidiary of New Charter (the “Parent Merger”);

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of the number of shares of Parent Stock listed on Schedule 1.01;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, New Charter, Merger Subsidiary One, the Stockholder and Liberty Interactive Corporation (“Liberty Interactive”) are entering into a Contribution Agreement pursuant to which, subject to the terms and conditions contained therein, the Stockholder and Liberty Interactive agree to assign, transfer, convey and deliver shares of Company Stock to Merger Subsidiary One in exchange for shares of common stock of Merger Subsidiary One, as described in such agreement; and

WHEREAS, in order to induce the Company to enter into the Mergers Agreement, the Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

DEFINED TERMS

Section 1.01.  Definitions Generally.   For purposes of this Agreement, terms used in this Agreement that are defined in the Mergers Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Mergers Agreement.

Section 1.02.  Certain Definitions.  In addition, the following terms, as used herein, have the following meanings:

   (i)     “beneficial ownership” of any security by any person means “beneficial ownership” of such security as determined pursuant to Rule 13d-3 under the 1934 Act, including all securities as to which such person has the right to acquire, without regard to the 60-day period set forth in such rule. The terms “beneficially owned” and “beneficial owner” shall have correlative meanings.

  (ii)     “Certificate of Incorporation” means the certificate of incorporation of Parent.

 (iii)     “Covered Shares” means, at any time, the Stockholder’s Existing Shares and New Shares as of such time.

  (iv)     “Existing Shares” means all shares of Parent Stock owned of record by the Stockholder or one or more of its subsidiaries and beneficially by the Stockholder as of the date of this Agreement.

   (v)      “New Charter Stock Issuance” means the issuance of shares of New Charter Common Stock as part of the Merger Consideration.

  (vi)     “New Shares” means all shares of Parent Stock acquired of record or beneficially from the date hereof to the record date for the Parent Stockholder Meeting.

 (vii)     “Parent Stock” means the Class A Common Stock of Parent, par value $0.001 per share and any other equity or voting securities of Parent (and any successor in interest thereto) of any class, whether now existing or hereafter authorized and issued.

(viii)     “Restricted Period” means the period from the date hereof until the date of termination of this Agreement; provided, that in the event the Merger Agreement is terminated pursuant to Section 10.01(b)(iii)(A) or 10.01(d)(ii) of the Merger Agreement, the expiration of the Restricted Period will be extended for a period of six (6) months following the date of such termination.

Section 1.03.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that references to the Mergers Agreement will be deemed to refer to the Mergers Agreement as of the date hereof and without giving effect to any amendment, modification or supplement thereto unless such amendment, modification or supplement has been approved or consented to by the Stockholder to the extent required pursuant to the Investment Agreement, dated of even date herewith, by and among Parent, New Charter and the Stockholder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.01.  Agreement to Vote.

(a)    Agreement to Vote.  Until the termination of this Agreement in accordance with Article 6, the Stockholder hereby agrees that at any meeting (whether annual or special and whether or not adjourned or postponed) of the holders of Parent Stock, however called, or in connection with any written consent of the holders of Parent Stock, the Stockholder shall vote (or cause to be voted) or deliver a consent (or cause a consent to be delivered) with respect to the Stockholder’s Covered Shares to the fullest extent that such Covered Shares are entitled to be voted at the time of any vote or action by written consent:

  (i)     in favor of the approval of the Mergers Agreement, the Parent Merger, the New Charter Stock Issuance, the Equity Exchange, the Equity Purchase, and the Stockholders Agreement and the other transactions contemplated by the Mergers Agreement;

 (ii)     without limitation of the preceding clause (i), in favor of any proposal to adjourn or postpone any meeting of the holders of Parent Stock at which the matter described in the preceding clause (i) is submitted for the consideration and vote of the holders of Parent Stock to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and

(iii)     against any corporate action the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Mergers Agreement.

(b)      During the Restricted Period, the Stockholder hereby agrees that at any meeting (whether annual or special and whether or not adjourned or postponed) of the holders of Parent Stock, however called, or in connection with any written consent of the holders of Parent Stock, the Stockholder shall vote (or cause to be voted) or deliver a consent (or cause a consent to be delivered) with respect to the Stockholder’s Covered Shares to the fullest extent that such Covered Shares are entitled to be voted at the time of any vote or action by written consent against any Parent Acquisition Proposal, or any transaction that would have constituted a Parent Acquisition Proposal if the Mergers Agreement were then in effect.

(c)      Certain Procedural Matters.  With respect to any vote required to be cast or consent required to be executed pursuant to Section 2.01(a) or Section 2.01(b), the Stockholder agrees to take (or cause to be taken) all steps reasonably necessary to ensure that all of the Stockholder’s Covered Shares are counted as present for quorum purposes (if applicable) and for purposes of recording the results of the vote or consent.

(d)      No Obligation to Exercise Options or Other Rights.  Nothing contained in this Section 2.01 shall require the Stockholder (i) to convert, exercise or exchange any Parent Securities to acquire shares of Parent Stock or (ii) to vote or execute any consent with respect to any shares of Parent Stock not issued upon the conversion, exercise or exchange of any Parent Securities prior to the applicable record date for that vote or consent.

Section 2.02.   Revocation of Proxies.  The Stockholder hereby revokes (or causes to be revoked) any and all previous proxies granted with respect to the Existing Shares that is inconsistent with Section 2.01.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to the Company that:

Section 3.01.  Organization.  The Stockholder is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 3.02.   Authorization.  The execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby are within the corporate powers of the Stockholder and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.03.  No Conflict; Required Filings and Consents.  The execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation, certificate of formation, agreement of limited partnership or similar organizational documents of the Stockholder, (ii) violate any applicable law to which the Stockholder is subject, (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit or right to which such Stockholder is entitled under, any provision of any agreement or other instrument to which the Stockholder is a party, (iv) result in the imposition of any lien on any Covered Shares (other than any lien created by this Agreement), (v) require any consent, approval, order, authorization or permit of, or registration or filing with or notification to, any Governmental Authority or other person, except for the filing with the SEC of any Schedule 13D or 13G (or amendments thereto) and filings under Section 16 of the 1934 Act as may be required in connection with this Agreement and the transactions contemplated hereby, except, in the case of the foregoing clauses (ii), (iii), (iv) and (v), as would not impact the Stockholder’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated herein on a timely basis.

Section 3.04.  Ownership of Shares.  As of the date of this Agreement, the Stockholder is the beneficial owner of 28,838,718 outstanding shares of Parent Stock owned of record by the Stockholder or one or more of its subsidiaries, which shares of Parent Stock collectively constitute Existing Shares, free and clear of any lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of any such shares) other than those created by (i) this Agreement, (ii) the amended and restated certificate of incorporation of Parent, (iii) that certain Stockholders Agreement, dated as of March 19, 2013, by and between Parent and Liberty Media Corporation, as amended by the Amendment to Stockholders Agreement, dated September 29, 2014, by and among Parent, Liberty Media Corporation and Stockholder, as such agreement may be further amended on or before the date hereof (the “Parent Stockholders Agreement”) or (iv) U.S. federal or state securities laws. None of the Existing Shares is, and as of the date for any meeting of stockholders of Parent called to approve any matters referred to in Section 2.01, no Covered Shares will be, subject to any voting trust or other agreement or arrangement with respect to the voting of such shares of Parent Stock, other than the Parent Stockholders Agreement.

Section 3.05  Total Shares.  The Existing Shares constitute all of the shares of Parent Stock beneficially owned by the Stockholder as of the date hereof and on the record date for the Parent Stockholder Meeting, the Covered Shares will constitute all of the shares of Parent Stock beneficially owned by the Stockholder.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Stockholder that:

Section 4.01.  Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 4.02.  No Conflict; Required Filings and Consents.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or similar organizational documents of the Company, (ii) violate any applicable law to which the Company is subject, (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit or right to which the Company is entitled under, any provision of any agreement or other instrument binding upon the Company, (iv) require any consent, approval, order, authorization or permit of, or registration or filing with or notification to, any Governmental Authority or other person, except for the filing with the SEC of any Schedule 13D or 13G (or amendments thereto) and filings under Section 16 of the 1934 Act as may be required in connection with this Agreement and the transactions contemplated hereby, or (v) result in the imposition of any lien on any material assets of the Company except, in the case of the foregoing clauses (ii), (iii), (iv) and (v), as would not impact the Company’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated herein on a timely basis.

ARTICLE 5

COVENANTS OF THE STOCKHOLDER

Section 5.01.  Restrictions on Transfer.  The Stockholder agrees during the Restricted Period, the Stockholder shall not, directly or indirectly, sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (each, a “Transfer”) any shares of Parent Stock owned of record or beneficially by the Stockholder or any interest therein, or any voting rights with respect thereto, or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement), other than (i) in a bona fide sale of Parent Stock to one or more third party acquirers, so long as such third party acquirer executes an instrument, reasonably acceptable to the Company, assuming all the rights, benefits and obligations of the Stockholder under Article 1, Article 2, Sections 5.01 and 5.02, Article 6 and Article 7 hereunder in connection with such transfer, (ii) pursuant to or resulting from the entrance into any swap, hedge, forward sale or other similar arrangement, provided that in the case of this clause (ii), (x) the Stockholder (or one or more of its subsidiaries) retains all voting rights in the subject Parent Stock and (y) the Stockholder agrees not to physically settle such swap, hedge, forward sale or similar arrangement prior to the termination of this Agreement, (iii) a bona fide pledge of, or grant of a security interest in, Parent Stock in connection with any financing arrangements with a financial institution, including any resulting transfer of such pledged shares (or shares in which a security interest has been granted) upon any default and foreclosure under the indebtedness underlying such pledge or security interest, so long as the Stockholder (or one or more of its subsidiaries) retains full voting rights of such pledged shares (or shares in which a security interest has been granted) prior to such default and foreclosure and (iv) any transfer of Parent Stock to a subsidiary or an affiliate of the Stockholder, including any subsidiary or affiliate that ceases to be a subsidiary or an affiliate of the Stockholder as a result of any spin-off, split-off or similar distribution transaction, so long as such subsidiary or affiliate executes an instrument, reasonably acceptable to the Company, assuming all the rights, benefits and obligations of the Stockholder hereunder, in connection with such transfer, which instrument shall be executed (x) in the case of a transfer to a non-wholly owned subsidiary or affiliate, prior to the date of such transfer, and (y) in the case of a transfer to a wholly-owned subsidiary, prior to the consummation of any spin-off, split-off or similar distribution transaction.

Section 5.02.  No Proxies.  The Stockholder agrees that, during the Restricted Period, the Stockholder shall not directly or indirectly grant any person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of the Stockholder’s Covered Shares that is inconsistent with Section 2.01.

Section 5.03.  Non-Solicitation.  The Stockholder agrees that it will comply during the Restricted Period with the provisions of Sections 7.04(a)(i)-(iii) and (vii) and the first sentence of Section 7.04(f) of the Mergers Agreement as if it were the Parent party thereto; provided, however, that the foregoing (x) will not restrict or limit the Stockholder’s ability to engage in discussions and negotiations with, and provide information to, providers (or potential providers) of financing to the Stockholder in connection with the Stockholder’s acquisition of additional Parent Shares and to obtain financing from such investors and (y) will not be applicable to any plan or proposal relating to any sale or acquisition of Stockholder, its assets, or any interest therein (other than a sale of any Covered Shares).

ARTICLE 6

TERMINATION

Section 6.01.  Termination.  This Agreement and all obligations of the parties hereunder shall automatically terminate upon the earliest to occur of (a) the Effective Time and (b) the termination of the Mergers Agreement in accordance with its terms. Upon the termination of this Agreement, neither the Company nor the Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect; provided, that this Section 6.01 and Sections 7.02 through 7.15 shall survive such termination; provided, further, that the Stockholder’s obligation under Sections 2.01(b) and 2.01(c) and Article 5 will survive until the expiration of the Restricted Period with respect to Covered Shares beneficially owned by the Stockholder at the time of any applicable action required to be taken by the Stockholder during such period. Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s willful breach of any of the terms of this Agreement prior to the date of termination.

ARTICLE 7

MISCELLANEOUS

Section 7.01.  Further Assurances.  The Company and the Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply with its obligations under this Agreement.

Section 7.02.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or e-mail transmission) and shall be given, if to the Company, to:

Time Warner Cable Inc.

60 Columbus Circle

New York, New York 10023

Attention:	Marc Lawrence-Apfelbaum

Facsimile:  (212) 364-8459

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention:	Robert B. Schumer
Ariel J. Deckelbaum
Ross A. Fieldston

Facsimile:  (212) 757-3990

if to the Stockholder, to such Stockholder at its address, facsimile number or e-mail address set forth on the applicable signature page hereof, or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to the other party hereto.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt; provided, that in the case of delivery by e-mail or facsimile, a copy is also sent for delivery to the recipient by national overnight courier for delivery by the second (2nd) Business Day following such transmission unless such copy is waived by the recipient. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 7.03.  Amendments and Waivers.

(a)      Any provision of this Agreement (including any Schedule hereto) may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 7.04.  Documentation and Information.  The Stockholder consents to and authorizes the publication and disclosure by the Company of the Stockholder’s identity and holding of Covered Shares, the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that the Company reasonably determines is required to be disclosed by applicable law in any Current Report on Form 8-K, any Statement on Schedule 13D, any other disclosure document in connection with the Mergers Agreement and any filings with or notices to Governmental Authorities in connection with the Mergers Agreement, provided that the Company shall give the Stockholder and its legal counsel a reasonable opportunity to review and comment on such publications or disclosure prior to their being made public, and the Company shall consider in good faith all comments of the Stockholder in connection therewith.

Section 7.05.  Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 7.06.  Entire Agreement.  This Agreement (including the Schedule hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

Section 7.07.  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

Section 7.08.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 7.09.  Counterparts; Effectiveness.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 7.10.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 7.11.  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each party hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.02 shall be deemed effective service of process on such party.

Section 7.12.  WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.13.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.14.  No Ownership Interest.  All rights and ownership of and relating to the Stockholder’s Covered Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Stockholder’s Covered Shares, except as otherwise specifically provided herein, or in the performance of the Stockholder’s duties or responsibilities as a stockholder of Parent.

Section 7.15  Other Capacities.  The Stockholder is signing this Agreement solely in the Stockholder’s capacity as an owner of the Covered Shares, and noting herein shall prohibit, prevent or preclude any designee of such Stockholder from taking or not taking any action in its capacity as an officer or director of Parent.

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page is the signature page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

TIME WARNER CABLE INC.

By:	/s/ Robert D. Marcus
Name: Robert D. Marcus Title: Chairman & Chief Executive Officer

[Signature Page to Voting Agreement]

LIBERTY BROADBAND CORPORATION

By:	/s/ Craig E. Troyer
Name: Craig E. Troyer Title: Vice President and Deputy General Counsel

Address for notices:

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

Attention:         Richard N. Baer

Facsimile:        (720) 875-5401

E-mail:             legalnotices@libertymedia.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

Attention:         Frederick McGrath

                          Renee L. Wilm

Facsimile:        (212) 259-2500

E-mail:              frederick.mcgrath@bakerbotts.com

                          renee.wilm@bakerbotts.com

[Signature Page to Voting Agreement]

Schedule 1.01

Stockholder Name	Parent Class A Common Stock

Liberty Broadband Corporation	28,838,718